Snow Lake Announces Name Change to Frontier Nuclear and
Minerals Inc. and Trading Symbol change to "FNUC"

Name Change and New Trading Symbol to be effective on March 16, 2026

Winnipeg, Manitoba - March 13, 2026 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake" or the "Company"), a nuclear fuel cycle company, announces that it will change its name to "Frontier Nuclear and Minerals Inc.", and will change its trading symbol to "FNUC", effective on Monday, March 16, 2026.

CEO Remarks

"The renaming of our company is another milestone in our strategic transformation and more accurately reflects the ongoing development of our business across multiple sectors of the nuclear fuel cycle," said Frank Wheatley, CEO of the Company.

"With our uranium exploration and development projects in Wyoming and Colorado, together with our investments in uranium enrichment and small modular reactors, we are executing on our long-term strategy to develop capabilities in each of those sectors. We continue to actively explore value-accretive opportunities to expand our footprint into other sectors of the U.S. nuclear fuel cycle."

"In connection with our transformation, we also intend to spin-off our lithium assets into a separate entity in the coming months. This will allow our team to focus entirely on the nuclear fuel cycle while ensuring our lithium assets receive dedicated attention and resources. We look forward to sharing further details with shareholders in due course."

Name Change to Reflect Strategic Transformation

We have completely transformed the Company over the past year, by expanding our assets and investments in multiple sectors of the nuclear fuel cycle.

The recently completed acquisition of Global Uranium and Enrichment Limited provides the Company with one of the largest uranium resource bases in the U.S., together with one of the largest and most prospective uranium exploration projects in the prolific Powder River Basin in Wyoming - the Pine Ridge uranium project. In addition, we now have interests in uranium exploration and development projects in Colorado.

The Company is the largest shareholder of Ubaryon Pty Ltd ("Ubaryon"), developing their next generation uranium enrichment technology, with Urenco Limited as the second largest shareholder of Ubaryon.

The Company also invested in Kadmos Energy Services LLC ("Kadmos Energy"), which is developing small modular light water reactors using existing, proven and licensed technology and supply chains to meet the growing global electricity demand. Kadmos Energy intends to deploy SMRs based on existing technology positioning the Company to pursue SMR deployment on a potentially accelerated timeline relative to emerging reactor designs.

Strategic Priorities for 2026

The Company's strategic priorities for 2026 include:

  Advancing its portfolio of U.S. uranium exploration and development projects
  Supporting Ubaryon in the development of its uranium enrichment technology
  Assisting Kadmos Energy in the deployment of its small modular reactors
  Evaluating additional opportunities across the nuclear fuel cycle
  Pursuing the planned spin-off of the Company's lithium assets into a separate entity, with further details to be provided in due course

Nasdaq Listing - New Stock Symbol

The Company's common shares will continue to be listed on Nasdaq under the new trading symbol "FNUC" and a new CUSIP number 359134103 has been assigned to its common shares. No action is required by shareholders with respect to either the name change or the stock symbol change.

Planned Lithium Asset Spin-Off

The Company also announces its intention to spin-off its lithium assets into a separate entity in the coming months. The planned spin-off is consistent with the Company's strategic transformation into a focused nuclear fuel cycle company, and is intended to unlock value for shareholders by allowing the lithium assets to be held in a dedicated vehicle with its own management team and growth strategy. Further details regarding the structure, timing and other terms of the proposed spin-off will be provided in due course. The completion of the spin-off will be subject to, among other things, applicable regulatory approvals and such other conditions as may be determined by the Company's board of directors. Readers are cautioned that the final details of the spin-off are still be to be determined and that there can be no certainty that the spin-off will be completed on the terms currently proposed, or at all.

About the Company

The Company is developing a U.S. focused front-end nuclear fuel cycle company through a portfolio of U.S. uranium exploration and development projects in Wyoming, Colorado, and Utah, together with investments in next-generation uranium enrichment and small modular reactors.  The Company continues to evaluate value-accretive opportunities in other sectors of the domestic U.S. nuclear fuel cycle.  Learn more at www.snowlakeenergy.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to the Company's planned spin-off of its lithium assets, including the anticipated structure, timing, terms and completion thereof; the Company's strategic priorities and transformation into a nuclear fuel cycle company; the Company's uranium exploration and development activities; and the development and deployment of uranium enrichment technology and small modular reactors. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.

Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company's current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These risks and uncertainties include, but are not limited to: the Company's ability to complete the planned spin-off of its lithium assets on the anticipated terms and timeline, or at all; the receipt of all necessary regulatory, stock exchange and board approvals in connection with the spin-off; market conditions and the ability to achieve the anticipated benefits of the spin-off; the Company's ability to advance its uranium exploration and development projects; risks related to the development of uranium enrichment technology and small modular reactors; and general economic, market and business conditions. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com	www.snowlakeenergy.com